SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3
                              Amendment No. 3

        Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         Varsity Spirit Corporation
           -----------------------------------------------------
                              (Name of Issuer)

                        Varsity Spirit Corporation
                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                              Jeffrey G. Webb
                              Gregory C. Webb
           -----------------------------------------------------
                    (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.01 Per Share
           -----------------------------------------------------
                       (Title of Class of Securities)

                                922294 10 3
           -----------------------------------------------------
                    (CUSIP Numbers of Class Securities)

         Jeffrey G. Webb                         Lisa Marroni, Esq.
 President and Chief Executive Officer            General Counsel
    Varsity Spirit Corporation                  Riddell Sports Inc.
     2525 Horizon Lake Drive                     900 Third Avenue
     Memphis, Tennessee 38113                 New York, New York 10022
        (901) 387-4370                           (212) 826-4300

           -----------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of
                        Person(s) Filing Statement)

                              with copies to:

     Glenn W. Reed, Esq.                      Sheldon S. Adler, Esq.
  Gardner, Carton & Douglas           Skadden, Arps, Slate, Meagher & Flom LLP
  Suite 3400 - Quaker Tower                     919 Third Avenue
   321 North Clark Street                   New York, New York 10022
   Chicago, Illinois 60610                      (212) 735-3000
      (312) 644-3000


This statement is filed in connection with (check the appropriate box):

(a) |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) |_| The filing of a registration statement under the Securities Act of 1933.
(c)  |X| A tender offer.
(d)  |_| None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|



               Varsity Spirit Corporation (the "Company"), Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

               Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information set forth in Item 6(c) of the Statement is hereby amended and supplemented by the following information:

               Parent entered into a definitive Purchase Agreement on Friday, June 13, 1997, with respect to the Rule 144A private placement financing to be used to fund the purchase of Company Shares in the Offer. Pursuant to the Purchase Agreement, the sale by Parent of $115 million of its 10 1/2% Senior Notes due 2007 (the "Senior Notes") is presently scheduled to close on Thursday, June 19, 1997. In addition, Parent intends to enter into a Credit Agreement among Parent, as Borrower, the Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent (the "Credit Agreement"), providing Parent with a revolving line of credit as described in the Offer to Purchase.

               Copies of the forms of Indenture with respect to the Senior Notes and the Credit Agreement are attached hereto as Exhibits (a)(4) and
(a)(5) and are incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(4) Form of Indenture by and among Parent, the Guarantors named therein and Marine Midland Bank, as Trustee.

      (a)(5) Form of Credit Agreement among Parent, as Borrower, the Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent.


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   June 18, 1997                    VARSITY SPIRIT CORPORATION


                                          By:   /s/ Jeffrey G. Webb
                                          Name:  Jeffrey G. Webb
                                          Title: Chairman and
                                                 Chief Executive Officer


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:   June 18, 1997                    RIDDELL SPORTS INC.


                                          By:   /s/ David Groelinger
                                          Name:  David Groelinger
                                          Title: Chief Financial Officer


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    June 18, 1997                   CHEER ACQUISITION CORP.


                                          By:   /s/ David Groelinger
                                          Name:  David Groelinger
                                          Title: Vice President


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    June 18, 1997                   JEFFREY G. WEBB


                                          By:/s/ Jeffrey G. Webb


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    June 18, 1997                   GREGORY C. WEBB


                                          By:/s/ Gregory C. Webb



                               EXHIBIT INDEX

Exhibit
No.:              Description:

(a)(4) Form of Indenture by and among Parent, the Guarantors named therein and Marine Midland Bank, as Trustee.

(a)(5)   Form of Credit Agreement among Parent, as Borrower, the
         Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent.